SUBSCRIPTION AGREEMENT
RAD TECHNOLOGIES, INC.
(THE "COMPANY")

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES, LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS"), OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF THEIR RESPECTIVE OFFICERS, EMPLOYEES OR AGENTS, AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS

AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE SINCE THAT DATE.

TO: RAD Technologies, Inc.

       1501 Lincoln Blvd

       Venice, CA 90291

Ladies and Gentlemen:

1. <u>Subscription</u>.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase Common Stock (the "Securities"), of RAD Technologies, Inc, a Delaware corporation (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Company's Amended Certificate of Incorporation dated September 29, 2023, included as an exhibit to the Offering Statement.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities that Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of the Securities to be sold by the Company shall not exceed $2,699,999.89 (including Investor Processing Fees). The Company may accept subscriptions until May 2, 2024 (the "Termination Date"). Providing that subscriptions for $9,999.70 are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) Investors will be required to pay an Investor Processing Fee of 2.0% to the Company at the time of the subscription to help offset transaction costs. The Broker will receive a cash commission on this fee.

(f) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect, except for Section 7 hereof, which shall remain in force and effect.

(g) The terms of this Subscription Agreement shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall be acknowledge, agree, and be bound by the representations and warranties of Subscriber as set forth herein and the terms of this Subscription Agreement.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Enterprise Bank & Trust (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(d) <u>Authority for Agreement</u>. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) <u>No filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) <u>Financial statements.</u> Complete copies of the Company's financial statements consisting of the balance sheets of the Company as at December 31, 2022 and 2021 and the related statements of income, stockholders' equity and cash flows for the two-year period then ended (the "Audited Financial Statements"), have been made available to the Subscriber and appear in the Offering Statement. The Financial Statements are based on the books and records of the Company and fairly present in all material respects the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. Artesian CPA, LLC, which has audited the Audited Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC.

(g) <u>Proceeds</u>. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) <u>Litigation</u>. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. <u>Representations and Warranties of Subscriber</u>.

By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing Date. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c) <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of the Securities.

(d) <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

      (i) To the Company;

      (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

      (iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) <u>Investment Limits</u>. Subscriber represents that either:

(i) If either of Subscriber's net worth or annual income is less than $124,000, then the amount that Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of Subscriber's annual income or net worth, or (B) $2,500; or

(ii) If both of Subscriber's net worth and annual income are more than $124,000, then the amount Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of Subscriber's annual income or net worth, and does not exceed $124,000; or

(iii) If Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, then no investment limits shall apply.

(f) <u>Subscriber information.</u> Within five days after receipt of a request from the Company, Subscriber hereby agrees to provide such information with respect to its status as a member (or potential shareholder of the Company) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) <u>Company Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management, and financial affairs with management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of securities of the Company may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. <u>Proxy</u>.

(a) Subscriber hereby appoints the President of the Company (the "President"), or his or her successor, as Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of Subscriber, (i) vote all such shares, (ii) give and receive notices and communications, (iii) execute any instrument or document that the President determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the President for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as Subscriber is an entity, will survive the merger or reorganization of Subscriber or any other entity holding shares of capital stock of the Company. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock of the Company or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering such Common Stock. The President is an intended third-party beneficiary of this Section and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(b) Other than with respect to the gross negligence or willful misconduct of the President, in his or her capacity as the Subscriber's true and lawful proxy and attorney pursuant to this Section (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Subscriber pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Subscriber otherwise exist against the Proxy. The Subscriber shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Subscriber pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse the Subscriber the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Price). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Subscriber or otherwise. The Subscriber acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(c) A decision, act, consent or instruction of the Proxy constitutes a decision of the Subscriber and is final, binding and conclusive upon the Subscriber. The Company, shareholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Subscriber. The Company, shareholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d) The Subscriber hereby agrees to take any and all actions determined by the Manager of the Company in good faith to be advisable to reorganize this instrument and any Securities held by the Subscriber into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued in this Offering.

(e) If any provision of this Proxy or any part of any this Section 5 is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this Proxy is separable from every other part of such provision.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the Termination Date of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction.

This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

EACH OF SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE DELAWARE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. <u>Notices</u>.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: RAD Technologies, Inc.

1501 Lincoln Blvd

Venice, CA 90291

If to a Subscriber, to Subscriber's address as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. <u>Miscellaneous</u>.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j)   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the membership interests of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

RAD Technologies, Inc

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 RESTATED

Audited

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors
RAD Technologies, Inc.
Atlanta, Georgia

Opinion

We have audited the restated consolidated financial statements of RAD Technologies, Inc., which comprise the balance sheets as of December 31, 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying restated financial statements present fairly, in all material respects, the financial position of RAD Technologies, Inc. as of December 31, 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of RAD Technologies, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about RAD Technologies, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2022.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.
• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of RAD Technologies, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about RAD Technologies, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

November 18, 2023
Los Angeles, California

As of December 31	2022
ASSETS	
Cash and cash equivalents	$ 203,235
Accounts receivable, net	49,917
Prepaid expenses	63,364
Due from affiliate parties	87,513
Due from shareholders	38,134
Total current assets	442,163
Property, plant & equipment, net	21,410
Intangible assets, net	4,153,317
Investments	36,889
TOTAL ASSETS	**$ 4,653,779**
LIABILITIES & SHAREHOLDERS' EQUITY	
Current liabilities	
Accounts payable	$ 111,132
Credit cards	35,927
Other current liabilities	5,707
Total current liabilities	152,766
Long-term debt	500,000
Convertible notes	625,000
Long-term accrued interest	39,062
Total liabilities	**1,316,828**
Shareholders' equity (deficit):	
Common Stock	7,086
Additional paid-in capital	9,649,328
Equity issuance costs	(106,942)
Stock based compensation	713,377
Currency translation adjustment	(523,203)
Retained earnings (deficit)	(6,402,695)
Total stockholders' equity (deficit)	**3,336,951**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**$ 4,653,779**

See accompanying notes to the financial statements

For the year ended December 31,	2022
Fee revenue	$ 446,498
Cost of sales	318,615
Gross profit	127,883
General and administrative	3,384,296
Research and development	184,518
Sales and marketing	275,597
Total operating expenses	3,844,411
Income (loss) from operations	(3,716,528)
Other Income (expense):	
Interest income	959
Other income	-
Convertible note fair value adjustment	(125,000)
Interest expense	(38,502)
Foreign exchange gains / (losses)	1,680
Income (loss) before provision for income taxes	(3,877,391)
Provision for income taxes	-
Net income (loss)	$ (3,877,391)

See accompanying notes to the financial statements

RAD Technologies Inc

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY RESTATED

	Common Stock		Additional Paid-in Capital	Equity Issuance Costs	Stock-based Compensation	Currency Translation Adjustment	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount						
Ending balance December 31, 2021	**70,855,801**	**7,086**	**6,954,286**	**-**	**-**	**(39,786)**	**(2,525,304)**	**4,396,282**
								-
Issuance of common stock			2,695,042	(106,942)				2,588,100
Stock based compensation					713,377			713,377
Currency translation adjustment						(483,417)		(483,417)
Net loss							(3,877,391)	(3,877,391)
Ending balance December 31, 2022	**70,855,801**	**$ 7,086**	**$ 9,649,328**	**$ (106,942)**	**$ 713,377**	**$ (523,203)**	**$ (6,402,695)**	**$ 3,336,951**

See accompanying notes to the financial statements

For the year ended December 31,		2022
Cash flor from operating activities		
Net loss	$	(3,877,391)
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
Depreciation		8,046
Amortization		41,356
Foreign exchange gains / (losses)		(1,680)
Stock-based compensation		713,377
Change in fair value of convertible note		125,000
Changes in:		
Accounts receivable		199,437
Prepaid expenses		(56,764)
Due to/from affiliate partners		(12,205)
Accounts payable		4,772
Credit cards		8,977
Accrued expenses		23,925
Net cash provided (used) by operating activities		**(2,823,150)**
Cash flow from investing activities		
Acquisision of property, plant and equipment		(16,271)
Investments		2,671
Net cash provided by (used in) investing activities		**(13,600)**
Cash flow from financing activities		
Proceeds from issuance of common stock		2,695,042
Equity issuance costs		(106,942)
Issuance of convertible notes		500,000
Advances from (payments to) shareholders		(35,884)
Currency translation adjustment		369,905
Net payments of loans		(106,599)
Net cash provided by (used in) financing activities		**3,315,522**
Increase (decrease) in cash		478,772
Cash, beginning of year		275,537
Cash, end of year	$	**203,235**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	38,502
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-
Issance of common stock as equity issuance costs	$	-

See accompanying notes to the financial statements

1. NATURE OF OPERATIONS

RAD Technologies Inc. ('the Company'), is a Delaware advertising technology corporation formed on July 6, 2018. The Company provides a content AI technology solution to digital marketing teams at various enterprises which aims to improve the performance of their articles, advertisements, emails, and product descriptions.

In August 2019, the Company acquired Zumby Media LLC, a venture funded technology startup that uses AI and machine learning to achieve influencer marketing automation. In July 2021, the Company acquired Atomic Reach Inc., a content AI technology company based in Toronto through its Canadian subsidiary, RAD Canada Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Basis of Consolidation

The consolidated financial statements include the assets, liabilities and the results of operations and cash flows of RAD Technologies, Inc. and its wholly owned subsidiary. Intra-entity balances, and income and expenses arising from intra-entity transactions, are eliminated in preparing the consolidated financial statements. The integration of the subsidiary into the consolidated financial statements is based on consistent accounting and valuation methods for similar transactions and other occurrences under similar circumstances.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. The Company estimates losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. For the year 2022, the Company determined that no reserve allocation was necessary and that there is no significant risk that material uncollectible accounts will exist at the end of the year.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment consist of furniture and computers and depreciation is based on a useful life of 5 years.

Intangible Assets

Intangible assets are stated at their historical cost and an adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Intangible assets recognized on Company books consist of Software development costs incurred to establish technological feasibility of its platform. Additionally, the account includes balances that relate to the acquisition of Zumby Media LLC, and Atomic Reach, Inc.

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances include but are not limited to the following: 1) a significant decrease in the market value of the asset, 2) a significant adverse change in the extent or manner in which an asset is used 3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts.

No impairment charges were made as of December 31, 2022.

Impairment of Long-lived Assets

Long-lived assets, such as property, equipment, and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Related Party Transactions

The Company follows FASB Accounting Standards Codification ("ASC") subtopic 850-10, "Related Party Disclosures", for the identification of related parties and disclosure of related party transactions. Pursuant to ASC 850, related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

Income Taxes

RAD Technologies, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken, or expected to be taken, in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically invoices the Customer at the beginning of the agreed upon campaign but recognizes the associated revenue throughout the campaign. Therefore, deferring revenues over multiple months and releasing monthly until the campaign has come to an end.

The Company derives its revenues from campaign-based influencer marketing and recurring subscription fees for having access to our AI platform. With respect to campaign-based influencer marketing, Customers engage with the Company to by confirming a total budget amount they have dedicated for a specific campaign. The Company then executes the influencer campaign deliverables while taking into consideration budget, margin and Customer expectations. On the other hand, when Customers engage the Company to access the AI platform, they are paying to have access to the AI platform for content ranking, optimization and recommendation tools. These tools typically improve content strategy, email programs, blogs and website copy.

Cost of Revenue

Cost of revenue represents direct payouts to recipients who have earned the monies and/or have incurred direct expenses associated with events held. Cost of revenue can include:

1. Hard fees associated with talent and/or influencer procurement
2. Cost of technology hosting; The AI platform is the major reason why The Company wins. For this reason, hosting costs and fees must be included as part of our cost of revenue.

3. Hard fees associated with any special hires and/or contractors engaged to service the campaign requirements.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, RAD Technologies, Inc amounted to $275,597, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. There were no potentially dilutive items outstanding as of December 31, 2022.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The Company's convertible note (see Note 8) is valued using the fair value option under ASU 2020-06. The primary reason for electing the fair value option is for simplification of accounting for the convertible note at fair value in its entirety versus bifurcation of the embedded derivatives. The significant inputs to the valuation of the convertible note at fair value are Level 3 inputs since they are not observable directly. The fair value was determined using the intrinsic value of the notes using the fair value of the underlying common stock price per a 409a valuation at $0.178 per share and the determined conversion price of $0.142 derived from a 20% discount on the Company's Regulation A offering at $0.178 per share.

The following table presents the activity of the convertible note:

	Convertible Note Payable
Convertible note payable December 31, 2021	$ -
Issuance of convertible note	500,000
Change in fair value	125,000
Convertible note payable December 31, 2022	$ 625,000

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company adopted ASU 2020-06 on January 1, 2022. Refer to above for the fair value option elected by the Company pertaining to its convertible note.

<u>COVID-19</u>

In March 2021, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 18, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, Leases *(Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022, using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

As of December 31, 2022, the Company was not a party to a lease requiring adoption of the ASU No. 2016-02, leases (Topic 842).

3.   RESTATEMENT

The company has restated its previously reported financial statements as at and for the year ended December 31, 2022, and related disclosures. The total cumulative impact of the restatement through December 31, 2022, is to decrease shareholders' equity by $625,000. The $625,000 total cumulative impact on shareholders' equity as of December 31, 2022 comprised of decrease in additional paid-in capital in the amount of $500,000, and a decrease in retained earnings of $125,000 resulting from a correction and reclassification of a convertible note in the amount of $500,000 and recognition of an increase in the fair value of the convertible notes of $125,000.

The following summarizes the changes made to the December 31, 2022, balance sheet.

	As Reported	Adjustment	As Restated
Convertible notes	$ -	$ 625,000	$ 625,000
Total liabilities	$ 691,828	$ 625,000	$ 1,316,828
Additional paid-in capital	$ 10,149,308	$ (500,000)	$ 9,649,308
Retained earnings	$ (6,277,675)	$ (125,000)	$ (6,402,675)
Total shareholders' equity	$ 3,961,951	$ (625,000)	$ 3,336,951

The following summarizes the changes made to the December 31, 2022, statement of operations.

	As Reported	Adjustment	As Restated
Income (loss) from operations	$ (3,716,508)	$ (20)	$ (3,716,528)
Change in fair value of convertible notes	$ -	$ (125,000)	$ (125,000)
Net Income	$ 3,752,371	$ (125,020)	$ 3,627,351

The following table summarizes the changes made to the December 31, 2022, statement of cash flows.

	As Reported	Adjustment	As Restated
Net cash provided (used) by operating activities	$ (2,823,130)	$ (20)	$ (2,823,150)
Net cash provided by (used in) investing activities	$ (13,600)	$ -	$ (13,600)
Net cash provided by (used in) financing activities	$ 3,315,502	$ 20	$ 3,315,522

4. OTHER LIABILITIES

As of December 31, 2022, other liabilities consist of:

As of December 31,	2022
Accrued Liabilities	$ 16,188
Deferred Revenue	982
GST/HST Payable	(14,182)
Corporate Taxes Payable	(6,144)
Director's Advance	8,863
	$ 5,707

5. PROPERTY AND EQUIPMENT

As of December 31, 2022, property and equipment consist of:

As of December 31,	2022
Computers	$ 17,053
Furniture	25,434
Property and equipment, cost	42,487
Accumulated depreciation	(21,077)
Property and equipment, net	$ 21,410

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, was in the amount of $8,046.

6. INTANGIBLE ASSETS

As of December 31, 2022, intangible assets consist of:

As of December 31,	2022
RAD Ads Software and Platform	$ 333,233
Website	50,256
Intellectual property	3,924,544
Intangible assets, cost	4,308,033
Accumulated amortization	(154,716)
Intangible assets, net	$ 4,153,317

Amortization expense for intangible assets for the fiscal year ended December 31, 2022, was in the amount of $41,356.

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 150,000,000 Common Shares at a par value of $0.0001. As of December 31, 2022, RAD Technologies, Inc Common Shares in the amount of 70,855,799 were issued and outstanding.

8. DEBT

Economic Injury Disaster (EIDL) loan

The Company obtained an Economic Injury Disaster (EIDL) loan for $250,000 on April 10, 2020., and on August 16, 2021 the Company obtained a second loan in the amount of $250,000.

The EIDL is a low interest, fixed-rate, long term loan obtained directly from the U.S. Small Business administration (SBA) to help overcome the effects of the pandemic by providing working capital to meet operating expenses. The loan bears interest at a rate of 3.75% per annum and matures 30 years from the date of the loan. Moreover, the loan is secured by assets of the Company. As of December 31, 2022, the Company had not made any payments on this loan. Accrued interest on the loan as of December 31, 2022, amounted to $39,062.

Convertible Notes

The company entered into a $500,000 convertible note with a related party (Holder) on October 17, 2022. Unless earlier retired or converted into Conversion Shares (as defined below), the outstanding balance of this Note will be due and payable by the Company at any time on or after October 16, 2028 (the "Maturity Date") at the Company's election or upon demand by the Holder. The note is secured by all assets of the company.

The Company may satisfy this Note in full by repaying the Principal Amount at any time within 12 months from the Date of Issuance; by repaying 130% of the Principal Amount at any time after 12 months from the Date of Issuance and prior to 24 months from the Date of Issuance: by repaying 160% of the Principal Amount at any time after 24 months from the Date of Issuance and prior to 36 months from the Date of Issuance; or, by repaying 200% of the Principal Amount at any time after 36 months from the Date of Issuance. The Holder may accelerate the payment of this Note at any time after 24 months from the Date of Issuance and require Company satisfy the Note in full by repaying the Principal Amount.

At any time on or after the Date of Issuance, at the election of the Holder, the note will convert into that number of Common Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing the outstanding principal balance of this note on the date of such conversion by the applicable Conversion Price. Conversion Price means (rounded to the nearest 1/10th of one cent) the lower of: (i) the product of 100% less the Discount of 20% and (y) the lowest per share purchase price of the equity securities issued in the Next Equity Financing; and (ii) the lowest per share purchase price of the equity securities issued in the Crowd Funding Financing. Crowd Funding Financing means the sale (or series of related sales) by the Company of its Equity Securities through the WeFunder crowd funding platform which was launched in 2022.

9. RELATED PARTY

Due to/from Shareholders

Officers of the Company advance funds to the Company in the normal course of business. As of December 31, 2022, the Company made loans for a total of $38,134 to its officers.

Convertible note

On October 7, 2022, the Company issued a convertible note in the amount of $500,000 to an existing major shareholder. See Note 8 Debt for further information.

10. EQUITY INCENTIVE PLAN

The Company's Board of Directors adopted an Equity Incentive Plan in 2019, to attract, incentivize and retain Employees, Outside Directors and Consultants through the grant of Awards. Options granted under the Plan may be ISOs (Incentive Stock Options) intended to qualify under Code Section 422 or NSOs (Non-statutory Stock Options) or Restricted stock and only Employees are eligible for the grant of ISOs. The plan is effective for a term of ten years from the date of its adoption. The maximum aggregate number of shares that may be issued under the plan is 26,556,462 shares of common stock.

To the extent that the aggregate Fair Market Value of Shares with respect to which options designated as incentive stock options are exercisable for the first time by any Optionee during any calendar year (under all plans of the Company or any Parent or Subsidiary) exceeds $100,000, such excess options will be treated as non-statutory stock options.

The term of each option cannot be no more than 10 years from the date of grant or such shorter term as may be provided in the Option Agreement and provided further that, in the case of an Incentive Stock Option granted to a person who at the time of such grant is a Ten Percent Holder, the term of the Option shall be 5 years from the date of grant thereof or such shorter term as may be provided in the Option Agreement.

The exercise price of each option is determined as follows:

– In the case of an Incentive Stock Option: The Exercise Price cannot be less than 100% of the Fair Market Value of a Share on the Date of Grant.

– If the option was granted to an employee who at the time of grant is a Ten Percent Holder, the per Share exercise price can be no less than 110% of the Fair Market Value on the date of grant.

– In the case of a Non-statutory Stock Option: The Exercise Price is determined by the Administrator, provided that, if the per Share exercise price is less than 100% of the Fair Market Value on the date of grant, it shall otherwise comply with all Applicable Laws.

As of December 31, 2022, the company has issued 26,556,462 shares of ISO and NSO Common Stock options. For the year ended December 31, 2022, the Company reported $713,337 in stock-based compensation expense.

11. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, RAD Technologies, Inc consists of the following:

As of December 31,	2022
Net operating loss	$ (1,157,013)
Valuation allowance	1,157,013
	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, RAD Technologies, Inc are as follows:

As of December 31,	2022
Net operating loss	$ (1,910,564)
Valuation allowance	1,910,564
	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $6,402,695, and the Company had state net operating loss ("NOL") carryforwards of approximately $6,402,695. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, RAD Technologies, Inc the Company had no accrued interest and penalties related to uncertain tax positions.

12. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through September 21,2023, which is the date the financial statements were available to be issued.

In April 2023, the Company completed a financing round pursuant to Regulation CF, issuing 23,321,698 shares of Class A Common Stock, representing $4,152,018 in gross proceeds.

In October 2023, the Company completed a financing round pursuant to rule 506(c) of Regulation D, issuing 3,015,797 shares of Class A Common Stock, representing $575,191 in gross proceeds.

In October 2023, the Company amended its Articles of Incorporation to create a new class of non-voting Common Stock, Class B Common Stock, authorizing 50,000,000 shares for issuance.

Finally, in October 2023, the Company launched an additional financing round pursuant to Regulation CF. The Company issued approximately 5,604,439 shares of Class B Common Stock, representing $1,432,127 in gross proceeds. This amount is subject to change based on the final closing out of escrow.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise a substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception and has sustained net losses of $3,877,391 for the year ended December 31, 2022.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

RAD TECHNOLOGIES, INC.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR
THE YEAR ENDING DECEMBER 31, 2021

DATE ISSUED: APRIL 19, 2022

RAD TECHNOLOGIES, INC.

Audited Consolidated Financial Statements

FOR THE YEAR ENDING DECEMBER 31, 2021

CONTENTS OF REPORT



Lama Najib
Certified Public Accountant in the United States of America
License 0033681
State of Colorado

Procyon • Financial

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT AUDITOR'S REPORT

To the Members of RAD TECHNOLOGIES, INC.,

7083 Hollywood Blvd,

Los Angeles, CA 90028

I have audited the accompanying consolidated financial statements of RAD TECHNOLOGIES, INC., which comprise the consolidated Balance Sheet as of December 31, 2021, and the related consolidated Statements of Income, Changes in Stockholders' Equity and Cash Flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these consolidated financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of RAD TECHNOLOGIES, INC. as of December 31, 2021, and the results of its consolidated operations and cashflows for the year then ended in conformity with U.S. generally accepted accounting principles.

LN CPA Colorado 0033681

04/19/2022

RAD TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2021

		As of December 31, 2021
Assets		
Current assets:		
Cash and cash equivalents	$	280,149
Prepaid expenses		6,600
Accounts receivable, net		249,354
Due from shareholders		52,225
Total current assets		588,328
Fixed Assets:		
Property, plant & Equipment		29,570
Less (accumulated depreciation)		(18,039)
Total Fixed Assets		11,531
Intangible assets:		
Software & Platforms		383,489
Less (accumulated amortization)		(113,360)
Total intangible assets		270,129
Non-current Assets:		
Investments		50,000
Total non-current assets		50,000
Total Assets	$	**919,988**
Liabilities & Stockholders' Equity		
Current liabilities:		
Credit Cards		31,068
SBA- Paycheck protection program Loan (PPP)		110,547
Accrued Interest- PPP		1,117
Due to affiliate parties		41,243
Accounts payable		107,402
Accrued liabilities		6,000
Total current liabilities		297,377
Non-current Liabilities:		
Economic Injury Disaster Loan (EIDL)		250,000
Accrued Interest- EIDL		14,844
Due to shareholders		270,185
Total non-current liabilities		535,029
Total Liabilities:	$	**832,406**

The accompanying notes are an integral part of these financial statements.

RAD TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEET

(Continued)

FOR THE YEAR ENDING DECEMBER 31, 2021

		As of December 31, 2021
Stockholders' equity (deficit):		
Common stock, $0.0001 par value, 93,351,788 shares authorized, 70,855,799 shares issued and outstanding as of December 31, 2021		7,086
Additional Paid-in Capital		3,210,533
Accumulated Profits (losses)		(2,085,069)
Net income (loss)		(1,044,968)
Total stockholders' equity (deficit):		**87,582**
Total Liabilities and stockholders' equity	$	**919,988**

The accompanying notes are an integral part of these financial statements.

RAD TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDING DECEMBER 31, 2021

		2021
Revenue:		
Fee revenue	$	515,854
Total revenues		**515,854**
Cost of Sales		**136,460**
Gross Profit		**379,394**
Expenses:		
Salaries, benefits & payroll taxes		972,232
General & administrative expenses		81,572
IT software & consumables		70,709
Insurance		30,950
Legal & Professional Services		86,738
Advertising & Marketing		30,660
Travel		67,754
Meals & Entertainment		3,532
Bank Charges & Fees		2,949
Interest expenses		16,341
Utilities		6,830
Depreciation		5,772
Amortization		41,356
Total Expenses		1,417,395
Income (loss) from operations		(1,038,001)
Other Income (Expenses):		
Foreign exchange gains or (losses)		(6,967)
Total Other Income (expenses)		(6,967)
Net income (loss) for the year		**(1,044,968)**

The accompanying notes are an integral part of these financial statements.

RAD TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDING DECEMBER 31, 2021

($)	Common Stock	Amount	Retained Earnings (accumulated deficit)	Additional Paid-in Capital	Total
Beginning Balance, December 31, 2020	**9,025,000**	**903**	**(2,085,069)**	**64,022**	**(2,020,144)**
Issuance of Common stock	61,830,801	6,183	-	3,146,511	**3,152,694**
Net income (loss)	-	-	(1,044,968)	-	**(1,044,968)**
Ending Balance, December 31, 2021	**70,855,799**	**7,086**	**(3,130,037)**	**3,210,533**	**87,852**

The accompanying notes are an integral part of these financial statements.

RAD TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2021

	As of December 31, 2021
Cash flow From Operating Activities:	
Net loss	$ (1,044,968)
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation	5,772
Amortization	41,356
Changes in:	
Security deposits	12,500
Prepaid expenses	(6,600)
Accounts receivable	(201,410)
Credit Cards	27,405
Accounts Payable	(106,097)
Accrued expenses	6,000
Accrued Interest- EIDL	9,375
Net cash provided (used) by operating activities	**(1,256,667)**
Cash flow From Investing Activities:	
Acquisition of Property, plant & Equipment	-
Development of Software & Platforms	(30,156)
Investments	(50,000)
Net cash provided (used) by investing activities	**(80,156)**
Cash flow from Financing Activities	
Proceeds from issuance of common stock	3,152,694
Advances from (payments to) shareholders	(6,455)
Economic Injury Disaster Loan (EIDL)	-
SBA- Paycheck protection program Loan (PPP)- repayments	(60,000)
Conversion of convertible debt to common stock	(1,814,863)
Net cash provided (used) by financing activities	**1,271,376**
Increase (decrease) in Cash	(65,447)
Cash, beginning of year	345,596
Cash, end of year	$ **280,149**

The accompanying notes are an integral part of these financial statements.

RAD TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

About the Company & its Nature of operations

RAD TECHNOLOGIES, INC. ('the Company'), is a Delaware advertising technology Corporation formed on July 6, 2018. The Company provides a content AI technology solution to digital marketing teams at various enterprises which aims to improve the performance of their articles, advertisements, emails, and product descriptions.

In August 2019, the Company acquired Zumby Media LLC, a venture funded technology startup that uses AI and machine learning to achieve influencer marketing automation.

In July 2021, the Company acquired Atomic Reach Inc., a content AI technology company based in Toronto through its Canadian subsidiary, RAD CANADA, INC.

Basis of Consolidation

The consolidated financial statements include the assets, liabilities and the results of operations and cash flows of RAD TECHNOLOGIES, INC. and its wholly owned subsidiary. Intra-entity balances, and income and expenses arising from intra-entity transactions, are eliminated in preparing the consolidated financial statements. The integration of the subsidiary into the consolidated financial statements is based on consistent accounting and valuation methods for similar transactions and other occurrences under similar circumstances.

Going Concern Matters

The consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, Management has identified the following conditions and events that creates uncertainty about the ability of the Company to continue as a going concern. The Company operates at net losses since its inception with accumulated losses totaling $3,130,037 as of December 31, 2021.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through March 15, 2023 (one year after the date that the financial statements were made available). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its product, and its ability to generate positive operational cash flow.

Fiscal year

The Company operates on a December 31st year-end.

Summary of significant accounting policies:

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations.

RAD TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2021.

RAD TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDING DECEMBER 31, 2021

Property, plant, and Equipment

Property, plant, and equipment (PPE) are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. PPE consisted of furniture and computers as of December 31, 2021, and depreciation is based on a 5-year useful life.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. The Company estimates losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. For the year 2021, the Company determined that no reserve allocation was necessary and that there is no significant risk that material uncollectible accounts will exist at the end of the year.

Intangible Assets

Intangible assets are stated at their historical cost and an adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Intangible assets recognized on Company books consist of Software development costs incurred to establish technological feasibility of its platform. Additionally, the account includes balances that relate to the acquisition of Zumby Media LLC.

The Company amortizes intangibles assets based on a useful life which ranges between 5 and 7 years.

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances include but are not limited to the following: 1) a significant decrease in the market value of the asset, 2) a significant adverse change in the extent or manner in which an asset is used 3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts.

No impairment charges were made as of December 31, 2021

Convertible Promissory notes

On March 20, 2019, the Company issued an unsecured convertible promissory note in the amount of $250,000 to DZHEL LLC (the lender). The note bears an interest rate of 4% per annum and all amounts due under this note are payable on or after the earlier of (a) March 21, 2021, and (b) unless a conversion is elected pursuant to certain terms, the closing of a change of control transaction. For purposes of the note, the term "Change of Control" means any of (i) the sale, lease, transfer or other disposition, in a single transaction or series of related transactions, by the

Company or any subsidiary of the Company, of all or substantially all the assets of the Company and its subsidiaries taken as a whole, except where such sale, lease, transfer or other disposition is to a wholly-owned subsidiary of the Company, or (ii) a merger or consolidation in which the Company is a constituent party or a subsidiary of the Company is a constituent party and the Company issues its voting securities pursuant to such merger or consolidation, except any such merger or consolidation involving the Company or a subsidiary in which the Company's voting securities outstanding immediately prior to such merger or consolidation continue to represent, or are converted or exchanged for equity interests which represent, immediately following such merger or consolidation, a majority, by voting power, of the equity interests of (1) the surviving or resulting entity or (2) if the surviving or resulting entity is a wholly-owned subsidiary of another entity immediately following such merger or consolidation, the parent entity of such surviving or resulting entity. The note cannot be prepaid prior the maturity date without the prior written consent of the lender.

The note includes the following terms with respect to conversion:

Automatic Conversion Upon Qualified Financing. The outstanding principal and all accrued but unpaid interest on the note will be automatically converted upon the closing of the Company's next preferred stock equity financing, whether in a single transaction or series of related transactions, involving the receipt by the Company of at least one million dollars ($1,000,000) (excluding the principal amount and all accrued but unpaid interest of the note and other outstanding debt securities convertible upon the consummation of the Qualified Financing), into shares of preferred stock of the Company at a conversion price per share equal to lesser of (i) eighty percent (80%) of the price per share at which the shares of preferred stock of the Company issued in the Qualified Financing (the "Financing Securities") are sold for cash to investors in the Qualified Financing and (ii) the Conversion Price (the dollar amount determined by dividing $4,000,000 by the Fully Diluted Capitalization immediately prior to the date of conversion of the note). The Conversion Securities issued will have the same terms, rights, preferences and privileges as the shares of Financing Securities, except that the per share issue price (and liquidation preference) of the Conversion Securities will be equal to the Conversion Price.

(b) Optional Conversion. In the event that either (i) a Qualified Financing has not occurred prior to the Maturity Date or (b) a Change of Control occurs while any principal or accrued interest remain outstanding under this Note, the Lender has the right, but not the obligation, to convert all, but not less than all, the outstanding principal and all accrued unpaid interest on the note into shares of Common Stock of the Company at a conversion price per share of Common Stock equal to the Conversion Price. The Elective Conversion Right may be exercised by delivery of written notice to the Company from the Lender, which notice will specify the date on which such conversion will occur. Upon exercise of the Elective Conversion Right, the note will be converted into such number of shares of Common Stock equal to (i) the outstanding principal amount of the note and all accrued and unpaid interest thereon, divided by (ii) the Conversion Price.

On May 25, 2019, the Company issued an unsecured convertible promissory note in the amount of $160,000 to DZHEL LLC (the lender). The note bears an interest rate of 15% per annum and all amounts due under this note are payable on May 25, 2021. This note was received by the Company in four equal tranches during 2019. The Company issued a warrant which grants right to the lender to purchase the Company's common stock. The warrant price is $0.375 per share and expires on May 25, 2029.

On September 13, 2019, the Company issued an unsecured convertible promissory note in the amount of $100,000 to DZHEL LLC (the lender). The note bears an interest rate of 15% per annum and all amounts due under this note are payable on or before the first to occur of (i) September 9, 2021, or (ii) ten (10) days following receipt by Company of net proceeds not less than Two Million US Dollars ($2,000,000.00) from the sale of capital stock, or the issuance of debt securities, of the Company. This note was received by the Company in five tranches during 2019. The Company issued a warrant which grants right to the investor to purchase the Company's common stock. In connection with this note, the Company will offer one board seat to a designated representative from DZHEL LLC under either of the following scenarios; in the event the Company raises equity capital from a third party that requires the formation of a Company Board of Directors and/or the company forms a Board of Directors. The warrant price is $0.1875 per share and expires on September 13, 2029.

During 2020, the Company issued unsecured promissory notes in the amount of $65,000. As of December 31, 2020, the Company satisfied the principal and interest on these notes.

On July 30, 2021, all of the outstanding amounts under the convertible promissory notes listed above in addition to a note issued to DZHEL LLC on October 15, 2018, for $250,000, were converted to 7,223,436 shares of the Company's common stock following a change of control transaction.

Related Party Transactions

The Company follows FASB Accounting Standards Codification ("ASC") subtopic 850-10, "Related Party Disclosures", for the identification of related parties and disclosure of related party transactions. Pursuant to ASC 850, related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

Due to (from) shareholders

Officers of the Company advance funds to the Company in the normal course of business. As of December 31, 2021, the amounts due to the officers totaled $270,185. Additionally, the Company made loans for a total of $52,225 to its officers.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Expense Recognition

The Company recognizes and records expenses for services, supplies and other products as they are incurred and accrues those amounts which relate to payments that are yet to be paid to vendors as 'Accounts payable'.

SAFE (Single Agreement for Future Equity) Convertible notes

During 2020 and 2019, the Company issued Simple Agreements for Future Equity ("SAFEs") for the amount of $960,796 and $50,000, respectively. The SAFE agreements have no maturity date and bear no interest.

If there is an Equity Financing before the termination of the SAFEs, on the initial closing of such Equity Financing, the SAFEs will automatically convert into a number of shares of Common Stock or SAFE preferred stock equal to the Purchase Amount divided by the Safe Price.

If there is a Liquidity Event before the termination of the SAFEs, the SAFEs will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock or SAFE preferred stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2021, all SAFE agreements have been converted to the Company's common stock.

SBA- Paycheck protection program loan

The U.S. Small Business Administration (SBA) launched the Paycheck Protection Program (PPP) during 2020 as a response to COVID-19 to help small businesses maintain payrolls and continue operations. The SBA PPP loan bears an interest rate of 1% and has a maturity of 2 years. The loan of $170,547 obtained on May 6, 2020, is potentially fully forgivable provided that it was used solely to cover eligible expenses. As of December 31, 2021, the loan had not been forgiven, and the Company made $60,000 in payments to settle this loan.

Economic Injury Disaster (EIDL) loan

The Company obtained an Economic Injury Disaster (EIDL) loan for $250,000 on April 10, 2020. The EIDL is a low interest, fixed-rate, long term loan obtained directly from the U.S. Small Business administration (SBA) to help overcome the effects of the pandemic by providing working capital to meet operating expenses. The loan bears interest at a rate of 3.75% per annum and matures 30 years from the date of the loan. Moreover, the loan is secured by assets of the Company. As of December 31, 2021, the Company had not made any payments on this loan.

During 2021, the Company applied for a second EIDL loan for $250,000 but it did not receive it as of December 31, 2021.

Advertising & Marketing

Advertising and Marketing costs are expensed as incurred and consist of payments to various vendors for services/products to promote the Company.

Income taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2021, as it incurred a taxable loss. The Company is taxed as a "C" Corporation. The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

The Company is subject to franchise tax requirements in the state of Delaware.

Equity

Under the articles of incorporation, the Company is authorized to issue Common Stock. The total number of shares of Common Stock authorized to be issued is ninety-three million five hundred fifty-one thousand seven hundred eighty-eight (93,551,788) shares at a par value $0.0001 per share.

RAD TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDING DECEMBER 31, 2021

As of December 31, 2021, the total number of shares of Common Stock issued and outstanding was 70,855,799.

Asset purchase transactions

In June 2021, the Company ('RAD') entered into an agreement with Atomic Reach Inc., a content AI technology company based in Toronto ('AR') to combine the business and operations of both companies. The transaction was structured as an asset purchase of AR assets by RAD CANADA INC. ("Buyer") in exchange for newly issued shares of RAD, followed by distribution of such shares by way of a return of capital to AR shareholders in redemption of their AR shares. Concurrently, existing AR and RAD shareholders agreed to invest up to $1,200,000 by way of a private placement of New RAD shares. The consideration for this transaction was Common shares of RAD based on (i) New RAD financing pre-money valuation of $10,000,000 on a fully diluted basis ("New RAD Pre Money-Value") (ii) existing shareholders and option holders of AR receiving, post combination, but pre-New RAD Financing 60% of fully diluted shares (iii) Existing AR option holders receiving options in New RAD and (iv) conversion of Safe and other securities of RAD and consolidation of shares of RAD as contemplated under, resulting in a total issuance of 37,521,716 common shares of New RAD at an issue price of $0.115784956 per share.

Equity Incentive plans

The Company's Board of Directors adopted an Equity Incentive Plan in 2019, to attract, incentivize and retain Employees, Outside Directors and Consultants through the grant of Awards. Options granted under the Plan may be ISOs (Incentive Stock Options) intended to qualify under Code Section 422 or NSOs (Non-statutory Stock Options) or Restricted stock and only Employees are eligible for the grant of ISOs. The plan is effective for a term of 10 years from the date of its adoption. The maximum aggregate number of shares that may be issued under the plan is 26,556,462 shares of common stock.

To the extent that the aggregate Fair Market Value of Shares with respect to which options designated as incentive stock options are exercisable for the first time by any Optionee during any calendar year (under all plans of the Company or any Parent or Subsidiary) exceeds $100,000, such excess options will be treated as non-statutory stock options.

The term of each option cannot be no more than 10 years from the date of grant or such shorter term as may be provided in the Option Agreement and provided further that, in the case of an Incentive Stock Option granted to a person who at the time of such grant is a Ten Percent Holder, the term of the Option shall be 5 years from the date of grant thereof or such shorter term as may be provided in the Option Agreement.

The exercise price of each option is determined as follows:

- In the case of an Incentive Stock Option: The Exercise Price cannot be less than 100% of the Fair Market Value of a Share on the Date of Grant. If the option was granted to an

- Employee who at the time of grant is a Ten Percent Holder, the per Share exercise price can be no less than 110% of the Fair Market Value on the date of grant.

- In the case of a Non-statutory Stock Option: The Exercise Price is determined by the Administrator, provided that, if the per Share exercise price is less than 100% of the Fair Market Value on the date of grant, it shall otherwise comply with all Applicable Laws.

On July 31, 2021, the Company granted 22,654,955 in ISOs and 41,034 in NSOs for an exercise price of $0.12 per share.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

Subsequent events

The Company evaluated subsequent events through March 15, 2022, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.

RAD Ai   Problem   Solution   Traction   Team   **INVEST NOW**

The AI Future of Marketing

We've developed a groundbreaking artificial intelligence the market calls an essential AI for brands to identify new audiences and boost ROI. By leveraging our AI, our clients achieve unprecedented levels of authenticity and effectiveness in their digital communications. With over $27M invested, you have the chance to invest alongside over 6000 investors, VCs, executives from Google, Amazon and Live Nation.



INVEST NOW   Share Price
                      $0.38

Offering Circular Form C

Backed by ⬛ **Adobe Fund** for Design

RAD Ai   Problem   Solution   Traction   Team   **INVEST NOW**

BENZINGA   **Bloomberg**   **VentureBeat**   **HUFFPOST**   GLOBAL FINTECH AWARDS   **Nasdaq**   MARKETING ARTIFICIAL INTELLIGENCE INSTITUTE

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RAD Ai   Problem   Solution   Traction   Team   **INVEST NOW**

MARKET

$633B Market Opportunity

Marketing Tech & Data Analytics

~3X Booked Revenue

Nearly tripled booked revenue from 2022 to 2023

6,000+ Investors

Includes Fidelity, VCs, execs from Google and Amazon











PROBLEM

Content Strategy and Creation is a Guessing Game

Prior to RAD AI, biased decision-making for content creation was practically industry standard.

Across every major social platform, more than 25 billion pieces of content is exchanged daily. Every social post, share, email, and video is an opportunity for brands to get their product in front of their ideal customer.

These same brands waste time and money identifying and reaching the right people based on "guesswork". Our mission is to eliminate that waste with AI.

INVEST NOW

Analyzing Content...
Topic
Dancer, Hip Hop, Fashion, Merchandise
Predict the Virality of your image on social media
Analyze the media characteristics of your content
Score your content by authenticity
RAD AI
Entertainment
80.9 Excellent
Emotions
Sentiment

AI-focused interest exploration
What is Sweetgreen
What are the primary interests of people who love Sweetgreen?
Interests:
Fast-casual dining
Healthy food
Fresh salads
Grain bowls
Locally sourced ingredients
Organic food
Customizable meals
Variety of proteins
Seasonal menu
Sustainable practices
What are the primary interests of the people who use Sweetgreen
What are the secondary interests of the people who use Sweetgreen
What are the cultural interests of people who use Sweetgreen
What are the primary customer segments of people who use Sweetgreen
What is the target demographic for Sweetgreen

SOLUTION

We're Removing All Doubt (RAD)

Our advanced AI can analyze extensive historical content patterns across brand, social, and influencer channels. The idea is to give the marketers responsible for digital communication a full, highly accurate understanding of their audiences.

With RAD AI, they can know exactly what worked and what didn't, which ideally results in a higher marketing return on investment.

INVEST NOW

TRACTION

~3X Booked Revenue Shows Our AI Is Working

With big-name clients like MGM Resorts, Sweetgreen, Accenture, and more, we've been able to nearly triple booked revenue growth in a single year.

75% Gross Margin

On enterprise recurring revenue stream for AI platform access

3.5X ROI

Achieved across various clients, campaigns, and marketing channels

200% LTV

Improved client value from $51.6K to $155.3K over the last 12 months

sweetgreen Fidelity MGM Google Dignity Health accenture

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Featured Case Studies

INDUSTRY | HEALTHCARE



Ro Health's mission is to supply its customers and patients with healthcare providers that have the skills, training and information necessary to deliver high-quality patient care.

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THE BLK TUX

We exist to provide humanity an unforgettable escape – a unique world filled with anticipation, entertainment and unparalleled experiences.

40%	92%	2X
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HeroQuest

HeroQuest, is an adventure board game created by Milton Bradley in conjunction with the British company Games Workshop in 1989, and re-released in 2021.

14	40%	2X
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INDUSTRY | ENTERTA

MGM RESORTS

We exist to provide
— a unique world fi
entertainment and

3.3X ROI Delivered by RAD AI

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gettable escape
n,
iences.

2X Speed of Activation

INDUSTRY | GAMING

HeroQuest

HeroQuest, is an adventure board game created by Milton Bradley in conjunction with the British company Games Workshop in 1989, and re-released in 2021.

14	40%	2X
Days to Activate	Improved Performance	Content Volume

INDUSTRY | ENTERTAINMENT

MGM RESORTS

We exist to provide humanity an unforgettable escape — a unique world filled with anticipation, entertainment and unparalleled experiences

3.3X	7.1%	482K
ROI Delivered by RAD AI	Engagement Rate	Engagements

Featured Testimonials

ro **Brad Hunter**
Director of Marketing

"The RAD AI solution was a key catalyst in scaling awareness and engagement among our target audiences with the Roman brand."

jurny. **Luca Zambello**
CEO

"The RAD AI technology delivers quantifiable ROI that show up on the balance sheet. The AI-informed personas are an industry game-changer.

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CMO

"We're excited to p
to help revolutioniz
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Featured Testimonials

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Luca Zambello
CEO

"The RAD AI technology delivers quantifiable ROI that show up on the balance sheet. The AI-informed personas are an industry game-changer.

Casey Terrell
CMO

"We're excited to partner with RAD AI at **SPB Hospitality** to help revolutionize the hospitality industry and innovate with a proven leader in the space. Our CEO, **Josh Kern**, is an ardent believer in AI and has been instrumental in guiding us forward."

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Featured Testimonials

fiable ROI that
informed
ger.

Casey Terrell
CMO

"We're excited to partner with RAD AI at **SPB Hospitality** to help revolutionize the hospitality industry and innovate with a proven leader in the space. Our CEO, **Josh Kern**, is an ardent believer in AI and has been instrumental in guiding us forward."

Matt Sutton
Chief Marketing Officer

"RAD AI has been a true extension of our team, and has allowed us to scale campaigns that would not have happened otherwise."

Mike R
Chief I

"The RAD AI solutior
transforming and s

ACCREDITED & NON-ACCREDITED

6,000+ Investors

VCS

Fidelity INVESTMENTS | EXPERT DOJO | MaRS IAF

EXECUTIVES FROM

Google | amazon | Meta | LIVE NATION | MetLife

BACKED BY

Adobe Fund for Design

Brian Mac Mahon
VC Investor, over 300 Early Stage Investments Invested $100K

"The RAD AI team has built technology that flips the marketing technology industry on its head. I'm a big believer of backing founders that have a track record of success and resiliency. I'm obviously a believer in how the RAD AI technology solves the problem of content authenticity. Even more importantly, I'm proud to back such a talented founding team. Truly a group of all stars that I've had the pleasure to invest into... and now, get to watch as they continue to close deals and get commercial adoption."

INVEST NOW

RAD AI In Action



Tyson Black
Sr. Director of Client Success

01:17

BUSINESS MODEL

Designed to Attract the Best Clients

Our SaaS-focused model is designed to sell and upsell enterprise clients and retain them for multi-year commitments. We've already proven this with ~3X booked revenue growth. Here's our plan to scale it even further:

INVEST NOW

- Further develop RAD AI technology feature sets that improve paid advertising across Google, TikTok, and Meta

- Innovate and develop enterprise solutions with API partners like TikTok to improve content insights.

- Recruit top-tier talent across AI, product development, operations, and sales.

- Implement additional self-serve feature sets that cater to our growing base of enterprise clients.

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The Visionaries Behind RAD AI

Our leadership team represents a robust blend of seasoned entrepreneurs, growth strategists, and industry innovators.



Jeremy Barnett

CEO

3X founder with multiple exits, including Trendy Butler. Backed by venture funds including Fidelity, SOS Ventures, Expert Dojo, and more. Experience building companies from 0-100+ employees.



Bradley Silver

CO-FOUNDER AND PRESIDENT

3X founder with multiple exits, including Brand Protect. Backed by venture funds including Fidelity, Gen Wealth Ventures, MaRS AF, and Brigus Capital & Greybrook. Experience scaling companies to $30M+ in ARR, and building companies from 0-170+ employees.



Emily Duban

HEAD OF GROWTH AND INNOVATION

Wharton. Leader with 20+ years of experience. Former Weber Shandwick, Fleishman Hillard, and most recently Chief Digital Officer at MikeWorldWide. Worked on both brand and agency sides including McKinsey, Citibank, SAP, Amazon, Unilever, Novartis, and LVMH.



Alexander Wissner-Gross Ph.D.

FOUNDING ADVISOR

Harvard, MIT, and world-recognized leader in AI. Has 23 issued, pending, or provisional patents. TEDx speaker, investor in 33 companies, authored 23 publications, featured in WSJ, CNN, USA Today, and Wired.



Katie Gerber

HEAD OF GLOBAL MARKETING

Former President of PMBC Group, President of Venture PR and Founder of Dopamine Group. Built and managed teams in-house and at public companies like Disney, Sony, Expedia, and countless VC-backed startups.



Steven Elliot

VP CLIENT DEVELOPMENT

BYU. Entrepreneurial studies and finance degree. Former Senior Director of Client Development at Branded Entertainment Network (BEN). Built BEN's influencer marketing arm and scaled sales team 4X over two years.



Joseph Freedman

CO-FOUNDER AND CHAIRMAN

JD / MBA. Former Securities Lawyer and Senior Vice Chairman, Private Equity at Brookfield Asset Management. Led spin-off of Brookfield Infrastructure Partners ($24B market cap). Corporate director for companies including Bridgemarq Real Estate (TSX:BRE).



Aaron Kuntz

BOARD MEMBER

BS Finance & Predictive Analytics MS, Northwestern University. Co-Founder of Lead Genesis (acquired) and MarketerNet. Angel investor. Former Datamyx COO and Experian Major Accounts.



John Duban

HEAD OF STRATEGY

As a seasoned brand growth strategist with 20 years of experience, John specializes in driving innovation and building iconic brands across diverse sectors. His expertise in business development and integrated marketing has generated over $250 million in revenue, fostering significant growth for clients. Former EVP Starcom for 7 years and CMO/Board member of AFS Intercultural Programs.

Perks

Tier 1

$2,500.00+

Start Investment

✓ Receive **5% Bonus Shares**

Tier 2

$5,000.00+

Start Investment

✓ Receive **10% Bonus Shares**

Tier 3

$10,000.00+

Start Investment

✓ Receive **15% Bonus Shares**

Tier 4

$25,000.00+

Start Investment

✓ Receive **20% Bonus Shares**

Time-based Bonus Shares

Private Live	Bonus Tier 1
First $250,000	**Next 350,000**
Start Investment	Start Investment
✓ Receive **20% Bonus Shares**	✓ Receive **15% Bonus Shares**

Existing Investors

✓ Receive **20% Bonus Shares**

Start Investment

FAQs

∧ **Why invest in startups?**

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

∧ **How much can I invest?**

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

∧ **How do I calculate my net worth?**

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

∧ **What are the tax implications of an equity crowdfunding investment?**

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

∧ **Who can invest in a Regulation CF Offering?**

Individuals over 18 years of age can invest.

⌃ What do I need to know about early-stage investing? Are these investments risky?

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

⌃ When will I get my investment back?

The Common Stock (the "Shares") of RAD AI (the "Company") are not publicly traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

⌃ Can I sell my shares?

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions. Exceptions to limitations on selling shares during the one-year lockup period:
In the event of death, divorce, or similar circumstances, shares can be transferred to:

1. The company that issued the securities
2. An accredited investor
3. A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

⌃ What happens if a company does not reach their funding target?

If a company does not reach its minimum funding target, all funds will be returned to the investors after the close of the offering.

⌃ How can I learn more about a company's offering?

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

⌃ What if I change my mind about investing?

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurs. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation.

⌃ What relationship does the company have with DealMaker Securities?

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

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PROBLEM

SOLUTIONS

TRACTION

TEAM

RAD Ai

in ⊙ f X ♪

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of **FINRA** | **SIPC**, located at 105 Maxess Road, Suite 124, Melville, NY 11747, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's **BrokerCheck**.

DealMaker Securities LLC does not make investment recommendations.

DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.

DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.

DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.

DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of RAD AI (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking

DealMaker Securities LLC does not make investment recommendations.

DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.

DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.

DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.

DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of RAD AI (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this website speak only as of the date of the Company's initial Form C, and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

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